Exhibit 99.1

Dominion Diamond Corporation reports Third Quarter Fiscal 2015 Sales and Production Results

YELLOWKNIFE, Nov. 20, 2014 /CNW/ - Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the "Company" or "Dominion") reports that the Ekati Diamond Mine and the Diavik Diamond Mine performed exceptionally well in the third fiscal quarter of 2015 (August through October). Rough diamond production, sales and pricing have all exceeded plan.  Unless otherwise specified, all financial information is presented in U.S. dollars.

Ekati Diamond Mine Production (100% basis)
Consistent with the two previous quarters, diamond production at the Ekati Diamond Mine continued to exceed plan, driven by both higher than expected grades and operational improvements to the processing plant.

For the three months ended Oct 31, 2014				For the three months ended Oct 31, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Fox(1)	291	88	0.30	773	215	0.28
Koala(2)	282	353	1.25	160	146	0.91
Koala North	68	57	0.83	61	43	0.70
Misery Satellites(3)	211	285	1.35	138	205	1.48
Coarse Ore Rejects("COR")(4)	290	192	0.66	--	--	--
Total(5)	1,142	975	0.85	1,132	609	0.54

For the nine months ended Oct 31, 2014				For the period from April 10, 2013, (date of acquisition) to Oct 31,2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Fox(1)	1,489	503	0.34	1,755	543	0.31
Koala(2)	666	831	1.25	293	249	0.85
Koala North	199	174	0.87	176	131	0.74
Misery Satellites(3)	452	582	1.29	178	243	1.37
COR(4)	358	247	0.69	42	7	0.17
Total(5)	3,164	2,337	0.74	2,444	1,173	0.48

(1) At the beginning of fiscal 2015, the full year mine plan for the Fox pipe envisaged the processing of 1.7 million tonnes of mineral reserve producing 0.36 million carats  at an average grade of 0.21 carats per tonne for fiscal 2015.

(2) At the beginning of fiscal 2015, the full year mine plan for the Koala pipe envisaged the processing of 0.87 million tonnes of mineral reserve producing 0.51 million carats at an average grade of 0.59 carats per tonne for fiscal 2015.

(3)The Misery Satellites include the Misery South and Southwest satellite pipes, which are inferred resources, and Misery Northeast material. Approximately 37,000 tonnes of Northeast material was processed in the third fiscal quarter, and approximately 114,000 tonnes of this material was processed year-to-date for fiscal 2015 at an average grade of 0.83 carats per tonne.  The Northeast material is not included in the reserves or resources and is therefore incremental production.

(4)This material is not included in the reserves or resources and is therefore incremental production.

(5) Figures may not add up due to rounding.

Ekati Mining Update
Waste stripping at the Misery pipe progressed according to plan as additional resources were allocated. Concurrently, stripping and mining of COR was initiated ahead of the initial plan to provide additional flexibility for blending at the process plant.  At the Pigeon pipe, this quarter saw the completion of the ring road, the establishment of the waste stockpile area and the beginning of overburden and waste stripping.

Underground production at both Koala and Koala North was slightly ahead of plan for the quarter and development activities at Koala North were completed in August according to plan.

Ekati Processing Update
The Company estimates that process plant improvements implemented over the last 13 months have increased the recovered grade by approximately 15% during the nine month period ending October 31, 2014. The resulting additional diamonds are not currently included in the reserves and the mine plan. During the quarter, physical modifications to the plant were substantially completed with commissioning expected to take place before the fiscal year-end. Once the process improvements have been completed, the Company intends to incorporate these higher recovery rates into an updated reserve statement.

Diavik Diamond Mine Production (40% basis)
The Diavik Diamond Mine continued to deliver a good performance for the third consecutive quarter of fiscal 2015.

For the three months ended Oct 31, 2014				For the three months ended Oct 31, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	47	174	3.72	63	266	4.24
A-154 North	86	174	2.03	70	152	2.19
A-418	74	235	3.17	77	274	3.52
COR	--	6	--	1	34	--
Total(b)	207	589	2.82(a)	211	727	3.29 (a)

For the nine months ended Oct 31, 2014				For the nine months ended Oct 31, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	159	592	3.72	175	740	4.23
A-154 North	265	566	2.14	216	450	2.08
A-418	265	988	3.72	233	747	3.20
COR	2	48	--	4	108	--
Total(b)	691	2,194	3.11(a)	628	2,045	3.10(a)

(a)Grade has been adjusted to exclude COR. COR is not included in the reserves and is therefore incremental production.
(b)Figures may not add up due to rounding.

Diavik Mining Update
Ore mined at the Diavik Diamond Mine was 5% ahead of plan for the three months ended October 31, 2014, and 12% ahead of plan for the fiscal year to date. This performance results from higher production from all three kimberlite pipes throughout the year due to favorable ground conditions and improved availability of equipment.

Diavik Processing Update
Ore processing was 5% ahead of plan for the three months ended October 31, 2014 and 17% ahead of plan for the fiscal year to date. This was predominately due to greater ore availability as a result of higher mining rates and improved equipment availability, equipment efficiencies and utilization of the processing plant.  Carat production was 19% lower compared to the same fiscal quarter of the prior year, primarily due to the processing of a lower proportion of the higher grade A-154 South ore.

Ekati and Diavik Rough Diamond Sales
The Company recorded total third quarter sales of $222.3 million ($148.1 million in Q3 fiscal 2014).

Q3 FY 2015 Summary Sales in millions of US dollars	Three months ended Oct 31, 2014	Nine months ended Oct 31, 2014
Ekati Rough (100% basis)	141.9	405.1
Diavik Rough (40% basis)	80.4	270.1
Total Sales	222.3	675.2
Carats Sold (000s)
Ekati Rough (100% basis)	458	1,269
Diavik Rough (40% basis)	696	2,236
Total Carats Sold (a)	1,154	3,505

(a) Figures may not add up due to rounding.

Excluded from the Ekati sales recorded in the third quarter were carats produced and sold from the processing of material from the Misery Satellite pipes. During the third quarter, the Company sold an estimated 0.17 million carats of production from the Misery Satellite pipes for estimated proceeds of $13.6 million for an average price per carat of $79, which includes the recovery of small diamonds.

For the nine months ended October 31, 2014, the Company sold an estimated 0.40 million carats of production from the Misery Satellite pipes for estimated proceeds of $31.0 million for an average price per carat of $78, which includes the incremental diamond recovery from processing improvements.

The Misery Satellite pipes commenced commercial production (for accounting purposes) on September 1, 2014.

Inventories
Two rough diamond sales (in August and September) were held during the quarter, ahead of the important Diwali holiday in India, which has resulted in an increase in the diamonds held in inventory at the end of the period.  The Company plans to hold three rough diamond sales in the fourth fiscal quarter of 2015.

At October 31, 2014, the Company had rough diamond inventory with an estimated market value of approximately $350 million.  The inventory amount is comprised of approximately $185 million of rough diamonds available for sale at market value, which includes approximately $60 million of rough diamonds held back from sale in Q3 and an additional $15 million of rough diamonds which are primarily samples used in the sorting process.  The balance of approximately $165 million of rough diamonds represents work in progress.

Pricing
Based on the average prices per carat achieved by the Company in the third fiscal quarter, the Company has modeled the approximate rough diamond price per carat for each of the Diavik and Ekati kimberlite process plant feed types below.

Diamond Prices September 2014 Average Price per Carat (in US dollars)
Diavik Ore Type		Ekati Ore Type[1]
A-154 South	$145	Koala	$390
A-154 North	$190	Koala North	$435
A-418	$105	Fox	$310
Coarse Ore Rejects	$50	Misery Satellite Pipes	$90
		Coarse Ore Rejects	$65 - 120
		Recovered Small Diamonds	$70 - 100

1     The Ekati prices do not reflect the increased recovery of small diamonds from the improvements in processing so as to be consistent with the Company's current reserve estimates.  The rough diamond price of the additional recovered small diamonds at Ekati is estimated at between $70 and $100 per carat.

Cautionary Statement Regarding Preliminary Results
The Company cautions that the Company's third quarter sales results disclosed in this news release are preliminary and reflect expected third quarter sales results as of the date of this news release. Actual reported results are subject to final review and may vary from what is currently expected because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied. In addition, the preliminary results contained in this news release do not include all of the measures of financial performance that would be disclosed in the Company's interim financial statements. The Company will provide additional financial information and related discussion and analysis about its third quarter financial results when it reports those actual results.

Forward-Looking Information
Certain information included herein, including information about mining activities and estimated production from the Ekati Diamond Mine and the Diavik Diamond Mine, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company's mining properties; currency exchange rates; and world and US economic conditions. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company's mining properties, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Qualified person
The scientific and technical information contained in this press release has been prepared under the supervision of Mats Heimersson, P. ENG, an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's third largest producer of rough diamonds by value.

SOURCE Dominion Diamond Corporation

%CIK: 0000841071

For further information:

please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 17:00e 20-NOV-14